Exhibit (a)(7)
October 1, 2007
Holders of Series B, C and D Warrants
c/o Wells Fargo Bank, N.A.
Warrant Agent
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139

Re:	Notice of Merger and Related Adjustment per Sections 5.3, 5.6 and 7.1 of
the Series B, C and D Warrants of Factory Card &
Party Outlet Corp. (the “Warrants”) Issued pursuant to that Certain Warrant
Agreement dated April 9, 2002

Dear WarrantHolder:
     On September 18, 2007, Factory Card & Party Outlet Corp. (the “Company”) and Amscan Holdings, Inc. (“Amscan”) jointly announced that the two companies have signed a definitive merger agreement (“Merger Agreement”) pursuant to which Amscan will acquire the Company in an all-cash transaction valued at approximately $72 million, including payments with respect to outstanding stock options and warrants and the assumption of debt and net of cash acquired. The transaction has been unanimously approved by the Boards of Directors of both companies.
     The acquisition is structured as a two-step transaction pursuant to which the Company will become a wholly-owned subsidiary of Amscan. In the first-step, a subsidiary of Amscan commenced a tender offer (“Tender Offer”) on October 1, 2007 for all of the Company’s outstanding shares of common stock (“Common Stock”) at a price of $16.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes. Shares of the Company’s Common Stock not purchased in the tender offer, other than dissenting shares, will be acquired by Amscan in a subsequent merger (“Merger”) at a price of $16.50 per share in cash, without interest and less any applicable withholding taxes, as soon as practicable after completion of the tender offer.
     Completion of the Tender Offer is subject to certain conditions, including the acquisition by Amscan of a majority of the Company’s Common Stock on a fully-diluted basis and other customary conditions. The Tender Offer is not subject to a financing contingency. The Tender Offer is currently scheduled to expire at 12:00 midnight, Eastern time, on November 5, 2007 (the

“Initial Expiration Date”). The Tender Offer potentially could be extended beyond the Initial Expiration Date in certain circumstances in accordance with the terms of the Merger Agreement.
     The Merger is expected to occur as soon as practicable after closing of the Tender Offer and in accordance with Section 7.1 of your Warrants, we are advising you as to expected effective date of the Merger. Assuming that (i) the Tender Offer closes on the Initial Expiration Date, (ii) Amscan acquires at least 90% of the outstanding shares of the Company’s Common Stock pursuant to the Tender Offer or otherwise (which would allow Amscan to approve the Merger without a vote of the Company’s stockholders) and (iii) the other conditions to the consummation of the Merger set forth in the Merger Agreement are satisfied, we currently expect that the Merger would be completed during the week of November 5th, 2007. If (a) the Tender Offer is extended and closes after the Initial Expiration Date, (b) Amscan acquires less than 90% of the outstanding shares of the Company’s Common Stock pursuant to the Tender Offer or otherwise (which would require the Company to schedule a vote of the Company’s stockholders to approve the Merger and prepare and file proxy materials with the Securities and Exchange Commission (“SEC”) in connection therewith), or (c) any of the other conditions to the consummation of the Merger set forth in the Merger Agreement have not been satisfied, the Merger would be delayed accordingly and consummated as soon as practicable thereafter.
     In accordance with Sections 5.3 and 5.6 of your Warrants, proper provision has been made so that, effective upon the consummation of the Merger, you will be entitled to receive upon exercise of your Warrant at any time after consummation of the Merger and prior to the expiration date of your Warrant and payment of the exercise price set forth therein, an amount of cash equal to $16.50 multiplied by the number of shares subject to the Warrant, without interest and less any applicable withholding taxes (the “Warrant Cash Consideration”). The Warrant Cash Consideration shall be the sole consideration payable upon any such exercise of the Warrant after the consummation of the Merger and shall be in lieu of any Common Stock that otherwise would have been issuable upon exercise of the Warrant prior to the consummation of the Merger.
     The Company’s Board of Directors has unanimously recommended that its stockholders accept Amscan’s offer and tender their shares in the Tender Offer. Enclosed for your reference is Amscan’s Offer to Purchase and related materials describing the terms of the Tender Offer and the Company’s Schedule 14D-9 containing its recommendation of the transaction (collectively, the “Tender Offer Materials”), in each case as filed with the SEC.
     Unless the Tender Offer is extended by Amscan, you must exercise your Warrant in advance of the Initial Expiration Date if you would like to tender the shares of Common Stock underlying your Warrant pursuant to Amscan’s Tender Offer. To exercise your Warrant if your Warrant is registered in your name and held as a physical certificate, please deliver your original Warrant Certificate, together with a duly completed and executed subscription form attached thereto and either (a) election of the cashless exercise feature provided for in the subscription form or (b) payment of the exercise price by certified or cashier’s check payable to the order of the Company, to Wells Fargo Bank, N.A., 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139, Attention: Corporate Actions. If your Warrant is held in street name (i.e., through a broker, dealer, bank, trust company or nominee), you must contact your broker, dealer, bank, trust company or other nominee and request that your Warrant be exercised. Note, however, that each holder of any unexpired and unexercised Warrant or similar right to purchase shares of Common Stock shall, in accordance with the terms of the Warrant agreement governing such Warrants, be entitled to receive, upon the exercise thereof at any time after the effective time of the Merger, a payment in cash of an amount equal to the Warrant Cash Consideration. As a result, the net cash to be paid to you pursuant to the Merger Agreement is the same as you would receive by exercising your Warrants and tendering the shares of Common Stock received in such exercise pursuant to the Tender Offer.

     To tender the shares of Common Stock issued to you upon exercise of the Warrant, you must follow the instructions set forth in Amscan’s enclosed Offer to Purchase and related Tender Offer Materials. In deciding whether to exercise your Warrant and tender your shares, we urge you to read the Tender Offer Materials because they contain important information regarding the transaction. You may also obtain free copies of the Tender Offer Materials and other SEC filings of the Company and Amscan at the SEC’s website at www.sec.gov. As discussed above, if you choose to not exercise your Warrant prior to the consummation of the Merger, the Warrant Cash Consideration will be the sole consideration payable upon any exercise of the Warrant after consummation of the Merger.
     If you have any questions regarding the Tender Offer or the Merger, please contact MacKenzie Partners, Inc., Amscan’s information agent for the Tender Offer, at (212) 929-5500 or (800) 322-2885. If you have any questions regarding exercise of your Warrants, please contact of Wells Fargo Bank, N.A., the Company’s warrant agent, at 1-800-468-9716.
Very truly yours,
Gary W. Rada
President and Chief Executive Officer